Exhibit (k)(23)

Blackstone Credit BDC Advisors LLC

345 Park Avenue

New York, NY 10154

October 18, 2021

Blackstone Secured Lending Fund

345 Park Avenue, 31st Floor

New York, NY 10154

Re: Fee Waiver

Ladies and Gentlemen:

Blackstone Credit BDC Advisors LLC (the “Adviser”) and Blackstone Secured Lending Fund (the “Company”) are parties to that certain Amended and Restated Investment Advisory Agreement, dated as of October 18, 2021 (as may be amended from time to time, the “Investment Advisory Agreement”), pursuant to which, following an Exchange Listing (as such term is defined in the Investment Advisory Agreement), the Company is obligated to pay to the Adviser, among other things, a base management fee, calculated at the annualized rate of 1.0% of the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters, and an income based and capital gains based incentive fee of 17.5% (together with the base management fee, the “Advisory Fees”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Investment Advisory Agreement.

This letter agreement (this “Agreement”) confirms the temporary waiver by the Adviser of a portion of the Advisory Fees payable by the Company, as follows:

The Adviser hereby agrees to temporarily reduce its: (1) base management fee to an annualized rate of 0.75% of the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters, (2) income based incentive fee to 15%, instead of 17.5% and (3) capital gains based incentive fee to 15%, instead of 17.5%, in each case calculated in accordance with the Investment Advisory Agreement, effective from the date of the Exchange Listing until the second anniversary of the Exchange Listing (the “Waiver Period”). With respect to the capital gains based incentive fee, if the Waiver Period terminates on a date other than the first day of a fiscal year, such fee will be calculated as of the day before the expiration of the Waiver Period, with such capital gains incentive fee paid to the Adviser following the end of the fiscal year in which the Waiver Period ended. For the avoidance of doubt, such capital gains incentive fee will be equal to 15% of the Company’s realized capital gains on a cumulative basis from inception through the end of the Waiver Period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. Solely for purposes of calculating the capital gains incentive fee after the Waiver Period, the Company will be deemed to have previously paid capital gains incentive fees prior to the end of the Waiver Period equal to the product obtained by multiplying (a) the actual aggregate amount of previously paid capital gains incentive fees for all periods prior to the end of the Waiver Period by (b) the percentage obtained by dividing (x) 17.5% by (y) 15%.

Amounts waived by the Adviser are not subject to recoupment by the Adviser.

This Agreement shall be governed by and construed in accordance with the substantive laws of the State of New York which are applicable to contracts made and entirely to be performed therein, without regard to the place of performance hereunder.

The Adviser understands and intends that the Company will rely on this undertaking in preparing and filing a prospectus and other documents for the Company with the Securities and Exchange Commission, in accruing the Company’s expenses for purposes of calculating its net asset value per share, and for other purposes as expressly permitted by the Adviser.

Blackstone Credit BDC Advisors LLC

By:	/s/ Marisa J. Beeney

Name:	Marisa J. Beeney
Title:	Authorized Signatory

Agreed and Accepted:

Blackstone Secured Lending Fund

By:	/s/ Marisa J. Beeney

Name:	Marisa J. Beeney
Title:	Chief Legal Officer, Chief Compliance Officer and Secretary